SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the registration statement on Form F-3 of YPF Sociedad Anónima filed with the Securities and Exchange Commission (File No. 333-149313).

Item
1	Financial Statements as of March 31, 2008 and Comparative Information, Limited Review Report on Interim Period Financial Statements and Statutory Audit Committee’s Report.

SOCIEDAD ANONIMA

Financial Statements as of March 31, 2008 and Comparative Information

Limited Review Report on Interim Period Financial Statements

Statutory Audit Committee’s Report

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph – See Note 13 to the primary financial statements

Limited Review Report on Interim Period Financial Statements

To the Board of Directors of

YPF SOCIEDAD ANONIMA

Av. Pte. Roque Sáenz Peña 777

Buenos Aires City

1.	Identification of financial statements subject to limited review

We have reviewed the balance sheet of YPF SOCIEDAD ANONIMA (an Argentine Corporation) as of March 31, 2008 and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended. We have also reviewed the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as March 31, 2008, and the related consolidated statements of income and cash flows for the three-month period then ended, which are presented as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Management.

2.	Scope of our work

We conducted our review in accordance with generally accepted auditing standards in Argentina for a review of interim period financial statements. A review consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for accounting and financial matters. A review is substantially less in scope than an audit of financial statements, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Limited review report

Based on our review, we are not aware of any material modifications that should be made to the financial statements of YPF SOCIEDAD ANONIMA referred to in the first paragraph for them to be in conformity with generally accepted accounting principles in Argentina.

In relation to the financial statements as of December 31, 2007 and March 31, 2007, which are presented for comparative purposes, we issued our unqualified auditors’ report dated March 7, 2008, and our unqualified limited review report on interim period financial statements dated May 4, 2007, respectively.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform to generally accepted accounting principles in Argentina, but do not conform to generally accepted accounting principles in the United States of America (see Note 13 to the accompanying financial statements).

Buenos Aires City, Argentina

May 8, 2008

Deloitte & Co. S.R.L.

Ricardo C. Ruiz

Partner

2

YPF SOCIEDAD ANONIMA

FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND COMPARATIVE INFORMATION

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

Avenida Presidente Roque Sáenz Peña 777 – Ciudad Autómona de Buenos Aires, Argentina

FISCAL YEARS NUMBER 32 AND 31

BEGINNING ON JANUARY 1, 2008 AND 2007

FINANCIAL STATEMENTS AS OF MARCH 31, 2008 AND COMPARATIVE INFORMATION

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels, and their components, generation of electric power from hydrocarbons, rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grain and its derivatives.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: April 24, 2008 (pending registration).

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of March 31, 2008

(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to primary financial statements)
– Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

ANTONIO GOMIS SÁEZ

Director

Schedule I

1 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

	2008	2007
Current Assets
Cash	88	196
Investments (Note 2.a)	1,454	655
Trade receivables (Note 2.b)	3,194	3,235
Other receivables (Note 2.c)	1,764	4,361
Inventories (Note 2.d)	2,460	2,573

Total current assets	8,960	11,020

Noncurrent Assets
Trade receivables (Note 2.b)	31	32
Other receivables (Note 2.c)	1,020	809
Investments (Note 2.a)	847	799
Fixed assets (Note 2.e)	25,509	25,434
Intangible assets	7	8

Total noncurrent assets	27,414	27,082

Total assets	36,374	38,102

Current Liabilities
Accounts payable (Note 2.f)	4,154	4,339
Loans (Note 2.g)	1,829	471
Salaries and social security	184	213
Taxes payable	1,665	1,441
Net advances from crude oil purchasers	—	9
Reserves	484	466

Total current liabilities	8,316	6,939

Noncurrent Liabilities
Accounts payable (Note 2.f)	2,569	2,542
Loans (Note 2.g)	276	523
Salaries and social security	130	164
Taxes payable	22	21
Reserves	2,015	1,853

Total noncurrent liabilities	5,012	5,103

Total liabilities	13,328	12,042
Shareholders’ Equity	23,046	26,060

Total liabilities and shareholders’ equity	36,374	38,102

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ

Director

Schedule I

2 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

	2008	2007
Net sales	8,088	6,375
Cost of sales	(5,137)	(3,946)

Gross profit	2,951	2,429
Administrative expenses (Exhibit H)	(174)	(171)
Selling expenses (Exhibit H)	(582)	(503)
Exploration expenses (Exhibit H)	(139)	(112)

Operating income	2,056	1,643
Income on long-term investments	41	21
Other expense, net (Note 2.h)	(42)	(33)
Financial income (expense), net and holding (losses) gains:
Gains (losses) on assets
Interests	52	128
Exchange differences	88	37
Holding (losses) gains on inventories	(5)	121
Losses on liabilities
Interests	(89)	(73)
Exchange differences	(37)	(9)
Reversal of impairment of other current assets	—	69

Net income before income tax	2,064	1,904
Income tax	(832)	(701)

Net income	1,232	1,203

Earnings per share	3.13	3.06

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ

Director

Schedule I

3 of 3

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

	2008	2007
Cash Flows from Operating Activities
Net income	1,232	1,203
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(41)	(21)
Dividends from long-term investments	1	2
Reversal of impairment of other current assets	—	(69)
Depreciation of fixed assets	1,080	989
Consumption of materials and fixed assets retired, net of allowances	131	73
Increase in allowances for fixed assets	1	8
Income tax	832	701
Income tax payments	(578)	(368)
Increase in reserves	242	75
Changes in assets and liabilities:
Trade receivables	42	(53)
Other receivables	2,506	1,502
Inventories	113	(176)
Accounts payable	(219)	(233)
Salaries and social security	(56)	(70)
Taxes payable	(102)	(205)
Net advances from crude oil purchasers	(10)	(22)
Decrease in reserves	(62)	(1)
Interests, exchange differences and others	85	74

Net cash flows provided by operating activities	5,197 (1)	3,409 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(1,284)	(1,202)
Investments (non cash and equivalents)	(10)	(3)

Net cash flows used in investing activities	(1,294)	(1,205)

Cash Flows from Financing Activities
Payment of loans	(267)	(106)
Proceeds from loans	1,288	130
Dividends paid	(4,232)	(2,360)

Net cash flows used in financing activities	(3,211)	(2,336)

Increase (decrease) in Cash and Equivalents	692	(132)

Cash and equivalents at the beginning of year	847	1,087
Cash and equivalents at the end of period	1,539	955

Increase (decrease) in Cash and Equivalents	692	(132)

For supplemental information on cash and equivalents, see Note 2.a.

(1)	Includes (16) and (40) corresponding to interest payments for the three-month periods ended March 31, 2008 and March 31, 2007, respectively.

Notes 1 to 4 and the accompanying exhibits A and H to Schedule I and the primary financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ

Director

Schedule I

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2008 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements, except where otherwise indicated)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

1.	CONSOLIDATED FINANCIAL STATEMENTS

Under General Resolution No. 368 from the Argentine Securities Commission (“CNV”), YPF Sociedad Anónima (the “Company” or “YPF”) discloses its consolidated financial statements, included in Schedule I, preceding its primary financial statements. Consolidated financial statements are supplemental and should be read in conjunction with the primary financial statements.

a)	Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), the Company has consolidated its balance sheets and the related statements of income and cash flows as follows:

•

Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies’ assets, liabilities, net revenues, cost and expenses, which are aggregated to the Company’s balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

•

Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company’s proportionate share in their assets, liabilities, net revenues, cost and expenses, considering intercompany profits, transactions, balances and other consolidation adjustments.

Investments in companies under control and joint control are detailed in Exhibit C to the primary financial statements.

b)	Financial statements used for consolidation:

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related companies which could have produced changes to their shareholders’ equity.

c)	Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF primary financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Fixed assets

Properties on foreign unproved reserves have been valued at cost and translated into pesos as detailed in Note 2.d to the primary financial statements. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure the carrying value does not exceed their estimated recoverable value.

Salaries and Social Security – Pension Plans and other Postretirement and Postemployment Benefits

As of December 31, 2007, YPF Holdings Inc., which has operations in the United States of America, had three trustee defined-benefit pension plans and postretirement and postemployment benefits.

During March 2008, YPF Holdings Inc. acquired certain contracts from Prudential Insurance Company (“Prudential”) to settle the liability associated with two defined-benefit pension plans, paying a premium amount of US$ 115 million. Prudential assumed the liabilities under these pension plans as of March 20, 2008.

The funding policy related to the pension plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate.

The benefits related to the plans were valued at net present value and accrued based on the years of active service of employees. The net liability for defined-benefits plans is disclosed as non-current liabilities in the “Salaries and social security” account and is the amount resulting from the sum of: the present value of the obligation, net of the fair value of the plan assets and net of the unrecognized actuarial losses generated since December 31, 2003. The unrecognized actuarial losses and gains are recognized as expense during the expected average remaining work of the employees participating in the plans and the life expectancy of the retired employees. The Company updates the actuarial assumptions at the end of each year.

YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments during employees’ active service periods. Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated.

Other postretirement and postemployment benefits are recorded as claims are incurred.

As of March 31, 2008, the unrecognized actuarial losses amounted to 20 and are associated with one pension plan and other post employment benefits effective as of that date.

Recognition of revenues and costs of construction activities

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current period. Anticipated losses on contracts in progress are expensed as soon as they become evident.

2.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheets Accounts as of March 31, 2008 and December 31, 2007

a)	Investments:

	2008				2007
	Current		Noncurrent		Current		Noncurrent
Short-term investments and government securities	1,454	(1)	179	(3)	655	(1)	168	(3)
Long-term investments	—		870	(2)	—		837	(2)
Allowance for reduction in value of holdings in long-term investments	—		(202	)(2)	—		(206	)(2)

	1,454		847		655		799

(1)	Includes 1,451 and 651 as of March 31, 2008 and December 31, 2007, respectively, with an original maturity of less than three months.

(2)	In addition to the amounts detailed in Exhibit C to the primary financial statements, includes interest in Gas Argentino S.A. (“GASA”). As of March 31, 2008, the shareholders and creditors of GASA have signed a debt restructuring agreement whose approval is pending by the National Antitrust Protection Board.

(3)	Corresponds to restricted cash as of March 31, 2008, and December 31, 2007, which represents bank deposits used to pay labor claims and deposits used as guarantees given to government agencies.

b)	Trade receivables:

	2008		2007
	Current	Noncurrent	Current	Noncurrent
Accounts receivable	3,180	31	3,142	32
Related parties	476	—	533	—

	3,656	31	3,675	32
Allowance for doubtful trade receivables	(462)	—	(440)	—

	3,194	31	3,235	32

c)	Other receivables

	2008				2007
	Current		Noncurrent		Current		Noncurrent
Deferred income tax	—		590		—		517
Tax credits and export rebates	578		15		931		15
Trade	74		—		97		—
Prepaid expenses	169		58		111		60
Concessions charges	17		76		17		79
Related parties	395	(1)	138	(1)	2,681	(1)	—
Loans to clients	16		106		14		90
Advances to suppliers	132		—		132		—
From joint ventures and other agreements	85		—		62		—
Miscellaneous	414		87		438		98

	1,880		1,070		4,483		859
Allowance for other doubtful accounts	(116)		—		(122)		—
Allowance for valuation of other receivables to their estimated realizable value	—		(50)		—		(50)

	1,764		1,020		4,361		809

(1)	In addition to the amounts detailed in Note 3.c to the primary financial statements, mainly includes 182 with Central Dock Sud S.A., which accrues interest at 7.28% and 231 with Repsol Netherlands Finance B.V., with accrues interest at 4.73% as of March 31, 2008 and 51 with Repsol Netherlands Finance B.V. as of December 31, 2007.

d)	Inventories:

	2008	2007
Refined products	1,485	1,612
Crude oil and natural gas	694	646
Products in process	31	46
Raw materials, packaging materials and others	250	269

	2,460	2,573

e)	Fixed assets:

	2008	2007
Net book value of fixed assets (Exhibit A)	25,556	25,481
Allowance for unproductive exploratory drilling	(3)	(3)
Allowance for obsolescence of material and equipment	(44)	(44)

	25,509	25,434

f)	Accounts payable:

	2008		2007
	Current	Noncurrent	Current	Noncurrent
Trade	3,059	16	3,131	21
Hydrocarbon wells abandonment obligations	397	2,361	395	2,316
Related parties	120	—	140	—
From joint ventures and other agreements	387	—	373	—
Environmental liabilities	138	156	137	166
Miscellaneous	53	36	163	39

	4,154	2,569	4,339	2,542

g)	Loans:

			2008		2007
	Interest rates (1)	Principal maturity	Current	Noncurrent	Current	Noncurrent
Negotiable Obligations - YPF	9.13% - 10.00%	2009 - 2028	333	207	14	523
Other bank loans and other creditors	1.25% - 12.50%	2008 - 2009	1,496	69	457	—

			1,829	276	471	523

(1)	Annual fixed interest rate as of March 31, 2008.

Consolidated Statements of Income as of March 31, 2008 and 2007

h)	Other expense, net:

	Income (Expense)
	2008	2007
Reserve for pending lawsuits and other claims	—	(2)
Environmental remediation	(53)	(37)
Miscellaneous	11	6

	(42)	(33)

3.	COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Laws and regulations relating to health and environmental quality in the United States of America affect nearly all of the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions Inc. (“Tierra”) (both controlled by YPF Holdings Inc.) could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary. YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements and in certain other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In the following discussion, references to YPF Holdings Inc. include, as appropriate and solely for the purpose of this information, references to Maxus and Tierra.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”) to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals, including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date. Tierra has agreed to assume essentially all of Maxus’ aforesaid indemnity obligations to Occidental.

As of March 31, 2008, reserves for the environmental contingencies and other claims totaled approximately 452. YPF Holdings Inc.’s Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated as of such time; however, changes in circumstances, including new information or new requirements of governmental entities, could result in changes, including additions, to such reserves in the future. The most significant contingencies are described in the following paragraphs:

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (“EPA”), the New Jersey Department of Environmental Protection and Energy (“DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has reserved approximately 49 as of March 31, 2008, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. These studies suggest that older and more contaminated sediments located adjacent to the former Newark plant generally are buried under more recent sediment deposits. Maxus, forced to act on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains in a pending state, these studies were substantially completed in 2005. In addition:

•	YPF Holdings Inc. has been conducting similar studies under their own auspices for several years.

•

The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated allocations of responsibility among themselves based on a number of considerations.

•

In 2003, the DEP issued Directive No. 1 to approximately 66 entities, including Occidental and Maxus and certain of their respective related entities. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

•

In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway.

•

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified. Additionally, in December 2005, the DEP sued YPF Holdings Inc., Tierra, Maxus and other several companies, in addition to Occidental, in connection with the dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks remediation of natural resources damaged and punitive damages and other matters. The defendants have made responsive pleadings and filings. The Court has recently denied motions to dismiss by Occidental Chemical Corporation, Tierra and Maxus. However, the motion to dismiss by the Company on local jurisdiction grants remains still pending.

•

In June 2007, EPA released a draft Focused Feasibility Study (the “FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action, which would result in comparatively little cost, to extensive dredging and capping, which according to the draft FFS, EPA estimated could cost from US$ 0.9 billion to US$ 2.3 billion and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the draft FFS to EPA, as did other interested parties. In September 2007, EPA announced its intention to spend further time considering these comments, to issue a proposed plan for public comment by the middle of 2008 and to select a clean-up plan in the last quarter of 2008. Tierra will respond to any further EPA proposal as may be appropriate at the time.

•

Tierra, acting on behalf of Occidental, is performing a separate RIFS to characterize sediment contamination and evaluate remedial alternatives in Newark Bay and portions of the Hackensack River, the Arthur Kill River, and the Kill van Kull River pursuant to a 2004 consent decree with EPA.

•

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has responded through its common counsel requesting that discussions relating to such agreement be postponed until 2008, due in part to the pending FFS proposal by EPA. Tierra will continue to participate in the PRRP group with regard to this matter. In January 2008, the NOAA sent a letter to YPF S.A., YPF Holdings Inc., CLH Holdings Inc. and other entities, designating them as potentially responsible party (“PRP”).

As of March 31, 2008, there are approximately 120 reserved in connection with the foregoing matters related to the Passaic River and surrounding area, comprising the estimated costs for studies, the YPF Holdings Inc.’s best estimate of the cash flows it could incur in connection with remediation activities considering the studies performed by Tierra, and in addition certain other matters related to Passaic River and the Newark Bay. However, it is possible that other works, including interim remedial measures, may be ordered. In addition, the development of new information on the imposition of natural resource damages, or remedial actions differing from the scenarios that YPF Holdings Inc. has evaluated could result in additional costs to the amount currently reserved.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental’s share of the cost of investigation and remediation of these sites and is providing financial assurance in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. In February 2008, the parties reached a conceptual agreement on a possible settlement that remains subject to further agreement on terms and conditions. As a result YPF Holdings Inc. has reserved 22 (which are included in the amount of 106 disclosed in the following paragraphs).

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “Adjacent Property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Whether additional work will be required, is expected to be determined once the results of this testing have been analyzed.

In March 2008, the DEP approved an interim response action workplan for work to be performed at the Kearny Plant by Tierra and the Adjacent Property by Tierra in conjunction with other parties. As a result YPF Holdings Inc. has reserved 24 (which are included in the amount of 106 disclosed in the following paragraphs).

As of March 31, 2008, there are approximately 106 reserved in connection with the foregoing chrome-related matters. The study of the levels of chromium in New Jersey has not been finalized, and the DEP is still reviewing the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant (“Chrome Plant”), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a RIFS at the former Painesville’s Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra is submitting required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended

(“CERCLA”): however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has reserved a total of 18 as of March 31, 2008 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville’s plants works site and make any changes, including additions, to its reserve as may be required.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. As of March 31, 2008, YPF Holdings Inc. has reserved 59 for its estimated share of future remediation activities associated with the Greens Bayou facility. Additionally, efforts have been initiated in connection with claims for natural resources damages. The amount of natural resources damages and the party’s obligations in respect thereof are unknown at the present time.

In June 2005, the EPA designated Maxus as a PRP at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co.; companies that the EPA has asserted are former owners or operators of such site. Preliminarily works in connection with the RIFS of this site commenced in the second half of 2006. YPF Holdings Inc. has reserved 1 as of March 31, 2008 for its estimated share of the costs of the RIFS. YPF Holdings Inc. lacks sufficient information to determine additional exposure or costs, if any; it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is the subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an Administrative Order on Consent, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small.

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. As of March 31, 2008, YPF Holdings Inc. has reserved 7 in connection with its estimated share of costs related to certain sites and the ultimate cost of other sites cannot be estimated at this time.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with black lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of March 31, 2008, YPF Holdings Inc. has reserved 28 in connection with its estimate of these obligations.

Legal Proceedings. In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, but has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million under protest). Maxus filed a suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer, notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. Maxus has petitioned the Supreme Court of Texas for review. This decision will require Maxus to accept responsibility of various matters which it has refused indemnification since 1998 which could result in the incurrence of material costs in addition to YPF Holdings Inc.’s current reserves for this matter. This decision will also require Maxus to reimburse Occidental for past costs on these matters. Maxus believes that its current reserves are adequate for these past costs. Maxus is currently evaluating the decision of the Court of Appeals. As of March 31, 2008 YPF Holdings Inc. has reserved 47 in respect to this matter.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and the court has entered a decision setting Occidental’s liability at 18.73% of those costs incurred by one of the plaintiffs. Occidental’s motion for reconsideration of a portion of this decision has been filed with the court, and the parties are awaiting the court’s decision on this and other post-judgment motions. As of March 31, 2008, YPF Holdings Inc. has reserved 12 in respect of this matter.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse effect on YPF’s financial condition. YPF Holdings Inc. reserves legal contingences that are probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties which are not material except those for the Neptune Prospect. On March 16, 2008, the Company was notified that a structural anomaly was identified in one of the pontoons of the Neptune Platform and start-up activities were suspended. The facility was fully inspected and the anomalies were found to be isolated to the three pontoons. Plans to remediate the structural anomalies have been devised and initiated. The cost of the Neptune project is not expected to increase significantly due to the warranty obligations of the engineering contractor. The operator has indicated that they are working to bring the facility on stream by the end of the second quarter, subject to regulatory approval. The impact on the 2008 annual production of this delay is currently being calculated. Total commitments related to the development of the Neptune Prospect located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618 are US$ 35 million for 2008.

4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport, purchase and marketing of crude oil to unrelated parties and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations (Note 3).

Operating income (loss) and assets for each segment have been determined after intersegment adjustments.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Three-month period ended March 31, 2008
Net sales to unrelated parties	1,076	5,272	781	61	—	7,190
Net sales to related parties	284	614	—	—	—	898
Net intersegment sales	2,990	278	265	72	(3,605)	—

Net sales	4,350	6,164	1,046	133	(3,605)	8,088

Operating income (loss)	1,111	641	387	(133)	50	2,056
Income on long-term investments	38	3	—	—	—	41
Depreciation	935	104	28	13	—	1,080
Acquisitions of fixed assets	1,079	122	29	54	—	1,284
Assets	20,024	9,121	2,036	5,663	(470)	36,374
Three-month period ended March 31, 2007
Net sales to unrelated parties	824	4,311	651	26	—	5,812
Net sales to related parties	147	416	—	—	—	563
Net intersegment sales	2,854	193	199	77	(3,323)	—

Net sales	3,825	4,920	850	103	(3,323)	6,375

Operating income (loss)	974	486	240	(143)	86	1,643
Income on long-term investments	15	6	—	—	—	21
Depreciation	864	94	20	11	—	989
Acquisitions of fixed assets	946	178	33	45	—	1,202
Year ended December 31, 2007
Assets	19,893	11,199	2,220	5,421	(631)	38,102

Export sales for the three-month periods ended March 31, 2008 and 2007 were 2,251 and 2,048, respectively. Export sales were mainly to the United States of America, Brazil and Chile.

ANTONIO GOMIS SÁEZ

Director

Schedule I

Exhibit A

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2008 AND COMPARATIVE INFORMATION FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1 to the primary financial statements)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

	2008
	Cost
Main account	Amounts at beginning of year	Translation net effect (4)	Increases	Net decreases, transfers and reclassifications		Amounts at end of period
Land and buildings	2,391	—	—	—		2,391
Mineral property, wells and related equipment	51,595	4	—	781		52,380
Refinery equipment and petrochemical plants	9,227	—	2	37		9,266
Transportation equipment	1,887	—	—	5		1,892
Materials and equipment in warehouse	791	—	165	(151)		805
Drilling and work in progress	4,617	(1)	1,043	(724)		4,935
Exploratory drilling in progress	147	—	62	(85)		124
Furniture, fixtures and installations	622	—	2	(1)		623
Selling equipment	1,406	—	1	1		1,408
Other property	377	—	9	(1)		385

Total 2008	73,060	3	1,284	(138	)(1)	74,209

Total 2007	61,939	4	1,202	5,206	(1)(5)	68,351

	2008								2007
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, transfers and reclassifications		Depreciation rate	Increases	Accumulated at end of period	Net book value as of 03-31-08		Net book value as of 03-31-07		Net book value as of 12-31-07
Land and buildings	1,108	(1)		2%	13	1,120	1,271		1,281		1,283
Mineral property, wells and related equipment	37,131	—		(3)	924	38,055	14,325	(2)	13,693	(2)	14,464	(2)
Refinery equipment and petrochemical plants	6,139	(2)		4 –10%	101	6,238	3,028		3,059		3,088
Transportation equipment	1,324	(1)		4 –5%	15	1,338	554		573		563
Materials and equipment in warehouse	—	—		—	—	—	805		633		791
Drilling and work in progress	—	—		—	—	—	4,935		4,010		4,617
Exploratory drilling in progress	—	—		—	—	—	124		161		147
Furniture, fixtures and installations	523	(1)		10%	9	531	92		74		99
Selling equipment	1,056	—		10%	14	1,070	338		334		350
Other property	298	(1)		10%	4	301	84		77		79

Total 2008	47,579	(6	)(1)		1,080	48,653	25,556

Total 2007	39,377	4,090	(1)(5)		989	44,456			23,895		25,481

(1)	Includes 1 and 8 of net book value charged to fixed assets allowances for the three-month periods ended March 31, 2008 and 2007, respectively.

(2)	Includes 807, 967 and 851 of mineral property as of March 31, 2008 and 2007 and December 31, 2007, respectively.

(3)	Depreciation has been calculated according to the unit of production method.

(4)	Includes the net effect of the exchange differences arising from the translation of fixed assets net book values at beginning of the year in foreign companies.

(5)	Includes 5,291 of acquisition cost and 4,094 of accumulated depreciation corresponding to oil and gas exploration and producing areas, which were disposed by sale as of December 31, 2006.

ANTONIO GOMIS SÁEZ

Director

Schedule I

Exhibit H

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos – Note 1 to the primary financial statements)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

	2008					2007
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	220	46	46	12	324	299
Fees and compensation for services	43	59	10	—	112	99
Other personnel expenses	76	21	6	5	108	90
Taxes, charges and contributions	72	6	91	—	169	123
Royalties and easements	564	—	2	4	570	475
Insurance	28	1	2	—	31	30
Rental of real estate and equipment	93	1	15	—	109	87
Survey expenses	—	—	—	22	22	63
Depreciation of fixed assets	1,044	11	24	1	1,080	989
Industrial inputs, consumable materials and supplies	145	1	11	1	158	167
Operation services and other service contracts	198	5	19	4	226	178
Preservation, repair and maintenance	449	4	17	—	470	384
Contractual commitments	154	—	—	—	154	89
Unproductive exploratory drillings	—	—	—	85	85	8
Transportation, products and charges	222	—	279	—	501	411
Allowance for doubtful trade receivables	—	—	23	—	23	34
Publicity and advertising expenses	—	13	19	—	32	31
Fuel, gas, energy and miscellaneous	243	6	18	5	272	140

Total 2008	3,551	174	582	139	4,446

Total 2007	2,911	171	503	112		3,697

ANTONIO GOMIS SÁEZ

Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

(amounts expressed in millions of Argentine pesos – Note 1)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

	2008	2007
Current Assets
Cash	31	120
Investments (Note 3.a)	982	242
Trade receivables (Note 3.b)	2,920	3,148
Other receivables (Note 3.c)	1,291	4,937
Inventories (Note 3.d)	2,181	2,284

Total current assets	7,405	10,731

Noncurrent Assets
Trade receivables (Note 3.b)	30	31
Other receivables (Note 3.c)	1,277	788
Investments (Note 3.a)	2,938	2,718
Fixed assets (Note 3.e)	23,609	23,585

Total noncurrent assets	27,854	27,122

Total assets	35,259	37,853

Current Liabilities
Accounts payable (Note 3.f)	4,092	5,115
Loans (Note 3.g)	1,631	288
Salaries and social security	138	167
Taxes payable	1,503	1,293
Net advances from crude oil purchasers (Note 3.h)	—	9
Reserves (Exhibit E)	325	323

Total current liabilities	7,689	7,195

Noncurrent Liabilities
Accounts payable (Note 3.f)	2,550	2,519
Loans (Note 3.g)	276	523
Taxes payable	7	8
Reserves (Exhibit E)	1,691	1,548

Total noncurrent liabilities	4,524	4,598

Total liabilities	12,213	11,793
Shareholders’ Equity (per corresponding statements)	23,046	26,060

Total liabilities and shareholders’ equity	35,259	37,853

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ

Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

	2008	2007
Net sales (Note 3.i)	7,342	5,901
Cost of sales (Exhibit F)	(4,802)	(3,713)

Gross profit	2,540	2,188
Administrative expenses (Exhibit H)	(148)	(148)
Selling expenses (Exhibit H)	(553)	(476)
Exploration expenses (Exhibit H)	(136)	(98)

Operating income	1,703	1,466
Income on long-term investments	212	93
Other income, net (Note 3.j)	13	2
Financial income, net and holding (losses) gains:
Gains (losses) on assets
Interests	47	123
Exchange differences	84	33
Holding (losses) gains on inventories	(10)	124
Losses on liabilities
Interests	(85)	(68)
Exchange differences	(36)	(10)
Reversal of impairment of other current assets	—	69

Net income before income tax	1,928	1,832
Income tax (Note 3.k)	(696)	(629)

Net income	1,232	1,203

Earnings per share (Note 1)	3.13	3.06

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ

Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

(amounts expressed in millions of Argentine pesos except for per share amounts in Argentine pesos – Note 1)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

2008
Shareholders’ Contributions
	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Total
Balances at the beginning of year	3,933	7,281	640	11,854
As decided by the Board of Directors’ meeting of March 6, 2007:
- Cash dividends (6 per share)	—	—	—	—
As decided by the Board of Directors’ meeting of February 6, 2008:
- Cash Dividend (10.76 per share)	—	—	—	—
Net decrease in deferred earnings (Note 2.j)	—	—	—	—
Net income	—	—	—	—

Balances at the end of period	3,933	7,281	640	11,854

	2008					2007
	Legal Reserve	Deferred Earnings	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders’ Equity	Total Shareholders’ Equity
Balances at the beginning of year	2,020	(135)	4,584	7,737	26,060	24,345
As decided by the Board of Directors’ meeting of March 6, 2007:
- Cash dividends (6 per share)	—	—	—	—	—	(2,360)
As decided by the Board of Directors’ meeting of February 6, 2008:
- Cash Dividends (10.76 per share)	—	—	(4,232)	—	(4,232)	—
Net decrease in deferred earnings (Note 2.j)	—	(14)	—	—	(14)	(4)
Net income	—	—	—	1,232	1,232	1,203

Balances at the end of period	2,020	(149)	352	8,969	23,046	23,184

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ

Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

(amounts expressed in millions of Argentine pesos – Note 1)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

	2008	2007
Cash Flows from Operating Activities
Net income	1,232	1,203
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(212)	(93)
Dividends from long-term investments	64	40
Reversal of impairment of other current assets	—	(69)
Depreciation of fixed assets	1,055	964
Consumption of materials and fixed assets retired, net of allowances	129	80
Increase in allowances for fixed assets	1	8
Income tax	696	629
Income tax payments	(508)	(320)
Increase in reserves	207	59
Changes in assets and liabilities:
Trade receivables	229	(28)
Other receivables	2,257	1,289
Inventories	103	(189)
Accounts payable	(121)	(87)
Salaries and social security	(29)	(43)
Taxes payable	(44)	(68)
Net advances from crude oil purchasers	(10)	(22)
Decrease in reserves	(62)	—
Interests, exchange differences and others	37	11

Net cash flows provided by operating activities	5,024 (1)	3,364 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(1,209)	(1,105)
Investments (non cash and equivalents)	1	(1)

Net cash flows used in investing activities	(1,208)	(1,106)

Cash Flows from Financing Activities
Payment of loans	(44)	(101)
Proceeds from loans	1,112	120
Dividends paid	(4,232)	(2,360)

Net cash flows used in financing activities	(3,164)	(2,341)

Increase (decrease) in Cash and Equivalents	652	(83)

Cash and equivalents at the beginning of year	358	638
Cash and equivalents at the end of period	1,010	555

Increase (decrease) in Cash and Equivalents	652	(83)

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (12) and (40) corresponding to interest payments for the three-month periods ended March 31, 2008 and 2007, respectively.

Notes 1 to 13 and the accompanying exhibits A, C, E, F, G and H and Schedule I are an integral part of these statements.

ANTONIO GOMIS SÁEZ

Director

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2008 AND COMPARATIVE INFORMATION

(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Argentina and the regulations of the CNV.

The financial statements for the three-month periods ended March 31, 2008 and 2007 are unaudited, but reflect all adjustments which, in the opinion of the Management, are necessary to present the financial statements for such periods on a consistent basis with the audited annual financial statements.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concessions and exploration permits under Law No. 17,319, which has been currently amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in Argentine onshore territories and offshore continental shelf, belong to national or provincial governments, depending on the location. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each period or year, for investments with the same remaining maturity, approximates its carrying value. As of March 31, 2008 and December 31, 2007 the fair value of loans payable estimated based on market prices or current interest rates at the end of the period or year amounted to 1,940 and 866, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimates made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the three-month periods ended as of March 31, 2008 and 2007.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash:

•	Amounts in Argentine pesos have been stated at face value.

•	Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, as applicable. Exchange differences have been credited (charged) to current income.

b)	Current investments, trade and other receivables and payables:

•

Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. Mutual funds have been valued at fair value as of the end of each period or year. When generally accepted accounting principles require the valuation of receivables or payables at their discounted value, that value does not differ significantly from their face value.

•

Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each period or year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Mutual funds have been valued at fair value at the relevant exchange rate in effect as of the end of each period or year. Investments in government securities have been valued at their fair value as of the end of each period or year. Additional information on assets and liabilities denominated in foreign currency is disclosed in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)	Inventories:

•	Refined products, products in process, crude oil and natural gas have been valued at replacement cost as of the end of each period or year.

•	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

d)	Noncurrent investments:

These include the Company’s investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost remeasured as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd. and Oleoducto Trasandino (Chile) S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization and freezing of utility rates.

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses and generate income. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each period or year. Income statements have been translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process have been included as a component of shareholder’s equity in the account “Deferred Earnings”, which will be maintained until the sale or complete or partial reimbursement of equity of the related investment occurs.

Holdings in preferred shares have been valued as defined in the respective bylaws.

Investments in companies with negative shareholders’ equity were disclosed in the “Accounts payable” account in the balance sheet provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of the Company. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign related companies’ financial statements.

The investments in companies under control, joint control or significant influence, have been valued based upon the last available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity.

The Company includes supplemental consolidated financial statements as part of the primary financial statements (Schedule I).

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

e)	Fixed assets:

Fixed assets have been valued at acquisition cost remeasured as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

•

The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense. As of December 31, 2007, the Company had only one exploratory well under assessment with a capitalization period greater than one year after the completion of the drilling. As of the date of the issuance of those financial statements, the Company was carrying out certain studies to assess the feasibility of the project and the economic viability of the well. As of the date of the issuance of these financial statements, the Company has determined that the project is not viable, and has charged to expense the capitalized amount (approximately 43). As of March 31, 2008, there are no exploratory wells capitalized for more than one year after the completion of the drilling.

•	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

•

The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

•

The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

•

Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. Additionally, estimates of reserves are audited by independent petroleum engineers at the end of each year on a three-year rotation plan.

•

Costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed at the end of each fiscal year upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are used for estimating the plugging cost of the wells pending abandonment. Current costs incurred are the best source of information in order to make the best estimate of asset retirement obligations.

Other fixed assets

•	The Company’s other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Fixed assets’ maintenance and repairs have been charged to expense as incurred.

Major inspections of refineries, necessary to continue to operate the related assets, are capitalized and depreciated using the straight-line method over the period of operation to next major inspection.

Renewals and betterments that materially extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets’ carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

f)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina allow the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion (Note 3.k).

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company’s tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company’s tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company expects that the amount to be determined as income tax for the current year will be higher than tax on minimum presumed income; consequently, the Company has not recorded any charge for this latter tax.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Notwithstanding, in January 2008, the Secretariat of Energy issued the Disposition No.1, providing certain guidelines to calculate the royalties of crude oil. The Company is currently analyzing the Disposition No.1, therefore it is not possible to assert whether such regulation is in conflict with the provisions of Law No.17,319 as amended.

Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” province, which were previously exempted from such regime. On July 25, 2006, Resolution No. 534/2006 of the Ministry of Economy and Production (“MEP”) entered in force, raising the natural gas withholding rate from 20% to 45% and establishing the natural gas import price from Bolivia as the basis for its determination. In March 2008, Resolution No. 127/2008 of MEP increased the gas export withholding rate as 100% of the highest price from any natural gas import contracts (the Company is negotiating with its export clients the effect of the above mentioned increase and the transfer of a significant part of these incremental costs to them). The Resolution No. 127/2008 has also established a variable withholding system applicable to liquefied petroleum gas, as described below. On November 16, 2007, the MEP published Resolution No. 394/2007, modifying the withholding regime on exports of crude oil and other crude oil derivative products. The new regime provides the reference prices and floor prices which in conjunction with the West Texas Intermediate price (“WTI”); determine the export rate for each product. In case of crude oil, when the WTI exceeds the reference price, which is fixed at US$ 60.9 per barrel, the producer is allowed to collect a floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine Government. If the WTI is under the reference price but over US$ 45 per barrel, a 45% withholding rate will apply. If such price is under US$ 45 per barrel, the Government will have to determine the export rate within a term of 90 business days. The withholding rate determined as indicated above for crude oil, also currently applies to diesel, gasoline products and other crude oil derivate products. In addition, the calculation procedure above mentioned also applies to other petroleum products, lubricants and liquefied petroleum gas (including propane, butane and blends of the two), considering different reference and floor prices disclosed in the Resolution No. 394/2007 and No. 127/2008 of the MEP.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

g)	Allowances and reserves:

•

Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on the analysis of doubtful accounts and on the estimated recoverable value of these assets.

•

Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management’s expectations and in consultation with legal counsels. Reserves for losses are required to be accounted for at the discounted value as of the end of each year or period, however, as their face does not differ significantly from discounted values, they are recorded at face value.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

h)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company’s estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

i)	Derivative instruments:

Although YPF does not use derivative instruments to hedge the effects of fluctuations in market prices, as of March 31, 2008, the Company maintains a price swap agreement that hedges the fair value of the crude oil future committed deliveries under the forward crude oil sale agreement mentioned in Note 9.c (“hedged item”). Under this price swap agreement the Company will receive variable selling prices, which will depend upon market prices, and will pay fixed prices. As of March 31, 2008, approximately 580 thousand of crude oil barrels are hedged under this agreement.

This fair value hedge is carried at fair value and is disclosed in the “Net advances from crude oil purchasers” account in the balance sheet. Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the hedged item caused by the risk being hedged. As hedge relationship is effective, changes in the fair value of this derivative instrument and of the hedged item do not have effect on net income.

j)	Shareholders’ equity accounts:

These accounts have been remeasured in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred Earnings” includes the exchange differences generated by the translation into pesos of investments in foreign companies.

k)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

•	Accounts which accumulate monetary transactions at their face value.

•	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

•	Depreciation of nonmonetary assets, valued at acquisition cost, has been recorded based on the remeasured cost of such assets as detailed in Note 1.

•	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains (losses) on inventories” account.

•

Income (Loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income (loss) on long-term investments” account.

•

The “Reversal of impairment of other current assets” for the three-month period ended March 31, 2007, includes the reversal of the impairment charge of oil and gas exploration and producing fields disposed by sale as of December 31, 2006, which had been valued at the lower of their carrying amount and fair value less cost to sale. In April 2007, the Company decided to suspend the selling process of those assets, tranferring them as fixed assets held for use.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheets Accounts as of March 31, 2008 and December 31, 2007

a)	Investments:

	2008			2007
	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	982	(1)(2)	—	242	(1)	—
Long-term investments (Exhibit C)	—		2,963	—		2,743
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	—		(25)	—		(25)

	982		2,938	242		2,718

(1)	Includes 979 and 238 as of March 31, 2008 and December 31, 2007, respectively, with an original maturity of less than three months.

(2)	Includes 20 which accrue interest at annual fixed rates at 1%.

b)	Trade receivables:

	2008			2007
	Current		Noncurrent	Current	Noncurrent
Accounts receivable	2,748	(2)	30	2,882	31
Related parties (Note 7)	628		—	699	—

	3,376	(1)	30	3,581	31
Allowance for doubtful trade receivables (Exhibit E)	(456)		—	(433)	—

	2,920		30	3,148	31

(1)	Includes 274 in litigation, 41 of less than three months past due, 457 in excess of three months past due, 2,578 due within three months and 26 due after three months.

(2)	Includes approximately 200 owed by the Argentine Government in relation to the Energy Substitution Program (ESP).

c)	Other receivables:

	2008				2007
	Current		Noncurrent		Current		Noncurrent
Deferred income tax (Note 3.k)	—		573		—		508
Tax credits and export rebates	481		15		819		15
Trade	72		—		94		—
Prepaid expenses	152		52		102		53
Concessions charges	17		76		17		79
Related parties (Note 7)	73	(3)	417	(3)	3,426	(3)	—
Loans to clients	16		106		14		90
Advances to suppliers	128		—		122		—
From joint ventures and other agreements	85		—		62		—
Miscellaneous	374		87		390		92

	1,398	(1)	1,326	(2)	5,046		837
Allowance for other doubtful accounts (Exhibit E)	(107)		—		(109)		—
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	—		(49)		—		(49)

	1,291		1,277		4,937		788

(1)	Includes 27 of less than three months past due, 141 in excess of three months past due and 1,230 due as follows: 791 from one to three months, 198 from three to six months, 63 from six to nine months and 178 from nine to twelve months.

(2)	Includes 863 due from one to two years, 36 due from two to three years and 427 due after three years.

(3)	As of March 31, 2008, includes 31 with Repsol International Finance B.V. that accrues variable interest at annual rate of LIBO plus 0.2% and 417 with YPF Holdings Inc. which accrues variable interest at annual rate of LIBO plus 3%. As of December 31, 2007, includes 1,427 with Repsol International Finance B.V., 1,102 with Repsol YPF Brasil S.A. and 867 with YPF Holdings Inc.

d)	Inventories:

	2008	2007
Refined products	1,316	1,444
Crude oil and natural gas	678	631
Products in process	31	46
Raw materials and packaging materials	156	163

	2,181	2,284

e)	Fixed assets:

	2008	2007
Net book value of fixed assets (Exhibit A)	23,656	23,632
Allowance for unproductive exploratory drilling (Exhibit E)	(3)	(3)
Allowance for obsolescence of materials and equipment (Exhibit E)	(44)	(44)

	23,609	23,585

f)	Accounts payable:

	2008				2007
	Current		Noncurrent		Current	Noncurrent
Trade	2,791		12		2,804	12
Hydrocarbon wells abandonment obligations	397		2,347		395	2,303
Related parties (Note 7)	185		—		277	—
Investment in controlled company – YPF Holdings Inc.	188		—		1,124	—
From joint ventures and other agreements	387		—		373	—
Environmental liabilities (Note 9.b)	138		156		137	166
Miscellaneous	6		35		5	38

	4,092	(1)	2,550	(2)	5,115	2,519

(1)	Includes 3,681 due within three months, 133 due from three to six months and 278 due after six months.

(2)	Includes 423 due from one to two years and 2,127 due after two years.

g)	Loans:

	Interest Rates(1)	Principal Maturity	2008		2007
			Current	Noncurrent	Current	Noncurrent
Negotiable Obligations(2)	9.13 – 10.00%	2009 – 2028	333	207	14	523
Other bank loans and other creditors	1.25 – 6.00%	2008 – 2009	1,298	69	274	—

			1,631	276	288	523

(1)	Annual fixed interest rate as of March 31, 2008.

(2)	Disclosed net of 505 and 500, corresponding to YPF outstanding negotiable obligations repurchased through open market transactions as of March 31, 2008 and December 31, 2007, respectively.

The maturities of the Company’s current and noncurrent loans, as of March 31, 2008, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	Total
Current loans	249	548	512	322	1,631

	From 1 to 2 years	Over 5 years	Total
Noncurrent loans	69	207	276

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program	Issuance			Fixed Interest Rates	Principal Maturity	Book Value
(in millions)						2008		2007
	Year	Principal Value				Current	Noncurrent	Current	Noncurrent
US$ 1,000	1998	US$	100	10.00%	2028	8	207	4	205
US$ 1,000	1999	US$	225	9.13%	2009	325	—	10	318

						333	207	14	523

In connection with the issuance of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF’s total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

The Shareholder’s meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. The proceeds of these offering shall be used exclusively to invest in fixed assets and working capital in Argentina. Additionally, during April 2008, YPF S.A. (borrower) and Repsol Netherlands Finance B.V. (lender) have signed a loan agreement for US$ 150 million with maturity during 2010.

h)	Net advances from crude oil purchasers:

	2008	2007
	Current	Current
Advances from crude oil purchasers	103	238
Derivative instrument - Crude oil price swap	(103)	(229)

	—	9

Statements of Income Accounts as of March 31, 2008 and 2007

i)	Net sales:

	Income (Expense)
	2008	2007
Sales	8,303	6,245
Turnover tax	(150)	(109)
Hydrocarbon export withholdings	(811)	(235)

	7,342	5,901

j)	Other income, net:

Reserve for pending lawsuits and other claims	—	(2)
Miscellaneous	13	4

	13	2

k)	Income tax:

Current income tax	(761)	(565)
Deferred income tax	65	(64)

	(696)	(629)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the three-month periods ended March 31, 2008 and 2007 is as follows:

	2008	2007
Net income before income tax	1,928	1,832
Statutory tax rate	35%	35%

Statutory tax rate applied to net income before income tax	(675)	(641)
Effect of the restatement into constant Argentine pesos	(62)	(56)
Income on long-term investments	74	33
Tax free income – Law No. 19,640 (Tierra del Fuego)	2	24
Miscellaneous	(35)	11

Income Tax	(696)	(629)

The breakdown of the net deferred tax asset as of March 31, 2008 and December 31, 2007, is as follows:

	2008	2007
Deferred tax assets
Non deductible allowances and reserves	845	732
Tax loss and other tax credits	42	79
Miscellaneous	19	19

Total deferred tax assets	906	830

Deferred tax liabilities
Fixed assets	(318)	(309)
Miscellaneous	(15)	(13)

Total deferred tax liabilities	(333)	(322)

Net deferred tax asset	573	508

As explained in Note 2.f, the difference between the book value of fixed assets remeasured into constant Argentine pesos and their corresponding historical cost used for tax purposes, at the current tax rate, is a deferred tax liability of 1,279 and 1,341 as of March 31, 2008 and December 31, 2007, respectively. Had this deferred tax liability been recorded, the amount charged to income for the three-month periods ended March 31, 2008 and 2007 would have been 62 and 56, respectively. The Company estimates that the difference will be reversed as follows:

	2008	2009 - 2010	2011 Thereafter	Total
Deferred income tax	206	383	690	1,279

4.	CAPITAL STOCK

The Company’s subscribed capital, as of March 31, 2008, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of March 31, 2008, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 84.14% shareholding while Petersen Energía S.A. (“PESA”) exercises significant influence through 14.90% shareholding. On February 21, 2008, Repsol YPF entered into a shares sale and purchase agreement with PESA pursuant to which Repsol YPF sold to PESA shares of YPF representing 14.90% of YPF’s capital stock for US$ 2,235 million (the “Transaction”). Simultaneously with the execution of such Transaction, Repsol YPF granted certain affiliates of PESA an option to purchase from Repsol YPF up to an additional 10.10% of YPF’s outstanding capital stock within four years after consummation of the Transaction. Additionally, Repsol YPF and PESA have signed a shareholders’ agreement, in connection with the Transaction, establishing among other things, the adoption of a dividend policy under which YPF will distribute 90% of the annual net income as dividends.

Additionally, on February 29, 2008, Repsol YPF has started an offering process for the sale of shares representing 20% of the capital stock of the Company (the “Offering”). The effective date of the Offering will be subject, among other conditions, to the authorization of the regulatory agencies of the Argentine and United States markets in which YPF’s shares quote, based on the information filed by the Company and considering current requirements and regulations.

Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain. Repsol YPF’s principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of March 31, 2008, there are 3,764 Class A shares outstanding. So long as any Class A share remains outstanding, the affirmative vote of Argentine Government is required for: 1) mergers, 2) acquisitions of more than 50% of the Company’s shares in an agreed or hostile bid, 3) transfers of all the Company’s production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5.	RESTRICTED ASSETS AND GUARANTEES GIVEN

As of March 31, 2008, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and Inversora Dock Sud S.A. in an amount of approximately US$ 24 million, US$ 23 million and 5, respectively. The corresponding loans have final maturity in 2011, 2013 and 2009, respectively.

6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of March 31, 2008, the main exploration and production joint ventures and other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator	Activity
Acambuco	22.50%	Pan American Energy LLC	Exploration and production
Salta
Aguada Pichana	27.27%	Total Austral S.A.	Exploration and production
Neuquén
Aguaragüe	30.00%	Tecpetrol S.A.	Exploration and production
Salta
CAM-2/A SUR	50.00%	Sipetrol S.A.	Exploration and production
Tierra del Fuego
Campamento Central / Cañadón Perdido	50.00%	YPF S.A.	Exploration and production
Chubut

Name and Location	Ownership Interest		Operator	Activity
Consorcio CNQ7/A	50.00%		Petro Andina Resources Ltd. Sucursal Argentina	Exploration and production
La Pampa and Mendoza
El Tordillo	12.20%		Tecpetrol S.A.	Exploration and production
Chubut
La Tapera y Puesto Quiroga	12.20%		Tecpetrol S.A.	Exploration and production
Chubut
Llancanelo	51.00%		YPF S.A.	Exploration and production
Mendoza
Magallanes	50.00%		Sipetrol S.A.	Exploration and production
Santa Cruz, Tierra del Fuego and National Continental Shelf
Palmar Largo	30.00%		Pluspetrol S.A.	Exploration and production
Formosa y Salta
Puesto Hernández	61.55%		Petrobras Energía S.A.	Exploration and production
Neuquén and Mendoza
Ramos	15.00	%(1)	Pluspetrol Energy S.A.	Exploration and production
Salta
San Roque	34.11%		Total Austral S.A.	Exploration and production
Neuquén
Tierra del Fuego	30.00%		Petrolera L.F. Company S.R.L.	Exploration and production
Tierra del Fuego
Yacimiento La Ventana – Río Tunuyán	60.00%		YPF S.A.	Exploration and production
Mendoza
Zampal Oeste	70.00%		YPF S.A.	Exploration and production
Mendoza

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

The assets and liabilities as of March 31, 2008 and December 31, 2007 and production costs of the joint ventures and other agreements for the three-month periods ended March 31, 2008 and 2007 included in the financial statements are as follows:

	2008	2007
Current assets	203	186
Noncurrent assets	3,271	3,097

Total assets	3,474	3,283

Current liabilities	485	472
Noncurrent liabilities	371	360

Total liabilities	856	832

Production costs	381	312

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each period or year, taking into account significant subsequent events and transactions as well as available management information.

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of March 31, 2008 and December 31, 2007 from transactions with related companies are as follows:

	2008				2007
	Trade receivables	Other receivables		Accounts payable	Trade receivables	Other receivables	Accounts payable
	Current	Current	Noncurrent	Current	Current	Current	Current
Controlled companies:
Operadora de Estaciones de Servicios S.A.	12	11	—	15	29	12	13
A - Evangelista S.A.	—	3	—	23	—	—	103
YPF Holdings Inc.	—	4	417	2	—	867	2

	12	18	417	40	29	879	118

Jointly controlled companies:
Profertil S.A.	8	5	—	26	7	—	15
Compañía Mega S.A. (“Mega”)	286	—	—	—	269	—	—
Refinería del Norte S.A. (“Refinor”)	77	—	—	11	88	—	28

	371	5	—	37	364	—	43

Companies under significant influence:	30	2	—	24	25	2	30

Main shareholders and other related parties under common control:
Repsol YPF	—	7	—	42	—	6	43
Repsol YPF Transporte y Trading S.A.	87	—	—	—	178	—	3
Repsol YPF Gas S.A.	30	4	—	1	30	5	1
Repsol YPF Brasil S.A.	26	1	—	—	10	1,102	—
Repsol International Finance B.V.	—	31	—	—	—	1,427	—
Others	72	5	—	41	63	5	39

	215	48	—	84	281	2,545	86

	628	73	417	185	699	3,426	277

The Company maintains purchase, sale and financing transactions with related parties. The principal purchase, sale and financing transactions with these companies for the three-month periods ended March 31, 2008 and 2007 include the following:

	2008				2007
	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)
Controlled companies:
Operadora de Estaciones de Servicios S.A.	7	12	—	—	7	45	—	—
A - Evangelista S.A.	1	72	—	—	1	77	—	—
YPF Holdings Inc.	—	—	(417)	15	—	—	(9)	8

	8	84	(417)	15	8	122	(9)	8

Jointly controlled companies:
Profertil S.A.	8	49	—	—	18	1	—	—
Mega	381	—	—	—	218	—	—	—
Refinor	102	36	—	—	81	34	—	—

	491	85	—	—	317	35	—	—

	2008				2007
	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)
Companies under significant influence:	35	51	—	—	39	23	—	—

Main shareholders and other related parties under common control:
Repsol YPF	—	9	—	—	—	3	926	15
Repsol YPF Transporte y Trading S.A.	453	180	—	—	225	94	—	—
Repsol YPF Brasil S.A.	34	—	1,091	3	22	—	(51)	23
Repsol YPF Gas S.A.	33	1	—	—	45	1	—	—
Repsol International Finance B.V.	—	—	1,426	20	—	—	364	24
Others	61	1	—	—	48	1	—	—

	581	191	2,517	23	340	99	1,239	62

	1,115	411	2,100	38	704	279	1,230	70

8.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies’ personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 12 and 12 for the three-month periods ended March 31, 2008 and 2007, respectively.

b)	Retirement Plan:

Effective March 1, 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

The plan members will receive the Company’s contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 3 and 2 for the three-month periods ended March 31, 2008 and 2007, respectively.

9.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of March 31, 2008, the Company has recorded the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies reserved are described in the following paragraphs.

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Pending lawsuits: In the normal course of its business, the Company has been sued in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

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Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109, stated in Argentine pesos as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court’s rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings were held for YPF’s witnesses.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminarily, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the Antitrust Board.

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Tax claims: On January 31, 2003, the Company received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by the Company, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally notified YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the value added tax. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, the Company was formally notified of a resolution from the AFIP confirming its original position in both claims for the period 1997 to 2001. The Company has appealed such resolution in the National Tax Court. YPF conditionally paid the amounts corresponding to periods that followed those included in the claim by the AFIP (2002 and subsequent periods) so as to avoid facing interest payment or a fine and filed reimbursement summary proceedings. On March 18, 2008, the AFIP notified the Company of the rejection of the reimbursement previously mentioned. The Company will appeal that decision to the National Tax Court.

In addition, the Company has received several claims from the AFIP and from the provincial and municipal fiscal authorities, which are not individually significant.

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Liabilities and contingencies assumed by the Argentine Government: The YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

•	Natural gas market:

Export sales: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of “useful” curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas export through the Permanent Additional Injections mechanism created by this resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain domestic consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. The mechanisms that affect the exports established by the Resolutions No. 659/2004 and 752/2005 have been adapted by SE Resolution No. 599/2007, and have modified the conditions for the impositions of the requirements depending on whether the producers have signed or not the Proposed Agreement, ratified by such resolution, between the Secretariat of Energy and the Producers. Additionally, the Argentine Government, through instructions made using different procedures, has ordered limitations over natural gas exports (in conjunction with the Program and the Permanent Additional Injection, named the “Restrictions”).

As a result of the Restrictions, in several occasions since 2004, YPF has been forced to suspend, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken long-term firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. A large number of clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect (the “Claims”).

Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by the Company and have invoiced the penalty stipulated under the “deliver or pay” clause of the contract as of September, 2007, for a total amount of US$ 93 million. The invoices have been rejected by the Company. Furthermore, the above-mentioned companies have notified the formal start-up period of negotiations previous to any arbitration demand. Although such period is overdue, the Company has not been notified of the initiation of the arbitration demands. In addition, YPF has been notified of an arbitration demand from Innergy Soluciones Energéticas (“Innergy”). The Company has answered the arbitration complaint, and has filed a counterclaim based on the hardship provisions (“teoría de la imprevisión”) of the Argentine Civil Code. The parties have exchanged documentation requirements and have presented its appellate brief with the documental evidence and witnesses’ declaration. The parties have suspended the arbitration until May 31, 2008 (inclusive), to enable a negotiation process. The damages claimed by Innergy amount to US$ 88 million plus interests, according to the invoice presented in the Innergy’s appellate brief, on September 17, 2007. Such amount might be increased if Innergy incorporates to the demand the invoices for penalties received for the subsequent periods to August 2007.

Domestic sales: Central Puerto S.A. has claimed YPF for cutbacks in natural gas supply to its combined-cycle plant located in Buenos Aires City. The Company has formally denied such breach based on the view that, pending the restructuring of such contracts, it is not obliged to confirm nominations of natural gas to those clients during certain periods of the year. On June 6, 2007, Central Puerto S.A. notified its decision to submit the controversy to arbitration under the rules of the International Chamber of Commerce (“ICC”). Central Puerto S.A. nominated its arbiter and notified YPF the commencement of an arbitration proceeding in that Chamber. On June 21, 2007, YPF nominated its arbiter and notified its decision to submit the controversy related to certain amounts claimed to Central Puerto S.A., also related to the natural gas supply to its combined-cycle located in Buenos Aires City to an arbitration proceeding. On July 23, 2007, YPF received the arbitration demand which was answered on September 24, 2007, requesting for the rejection of the claims of Central Puerto. Besides, the Company has filed a counterclaim requesting, among other things, the termination of the contract or, in absence of this, the revision based on the hardship provision and the “both-parties-effort”. On December 3, 2007, Central Puerto S.A. submitted a presentation requesting (i) the rejection of all subsidiary claims presented by YPF, including the request that the Chamber ratifies the effectiveness of the contract and the rejection of the fair reconvention of the contract; (ii) the rejection of the settlement and payment claim related to amounts due by Central Puerto S.A. pursuant to the “take or pay” clause; (iii) the rejection of the settlement and payment claim related to the adjustment by the application of the “Coeficiente de Estabilización de Referencia” (“CER”), and in subsidy opposing the prescription exception; (iv) the inappropriateness of the claim in relation with the price differential payment.

On February 11, 2008, an audience was held with the arbitral trial members and the “Acta de Misión” was subscribed. In that document, Central Puerto S.A. argued that, in relation with the quantification of the pretensions, it could not determine the claimed amount until the performance of the corresponding work of experts. However, in order to determine the provision (article No.18 (1)(c) of the ICC Reglament), it acceded to fix the payment provision on its charge based on the maximum value determined by ICC Reglament (Apendix III). YPF estimated in approximately US$ 11 million, plus interest and CER, the amount that must be claimed as payable to its favor, under the reconvention process. All of these amounts are independent of the work of experts that will be done. On March 12, 2008, the Company and Central Puerto S.A. suspended the arbitration for 30 days. On April 15, 2008, the trial notified the parties of the expiration of the above-mentioned suspension, and on April 29, 2008, the trial issued the Order No. 7 in order to establish a new schedule for the pending stages of the arbitration.

As of March 31, 2008, the Company has reserved costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

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La Plata environmental claims: There are certain claims that require a compensation for individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As mentioned previously, YPF has the right of indemnity for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata Refinery and claims for the compensation to the neighbours of La Plata Refinery.

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EDF International S.A. (“EDF”) claim: EDF had initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A. and YPF. EDF claimed from YPF the payment of US$ 69 million, which were subsequently increased to US$ 103 million plus interests without existing real arguments, in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A. EDF claimed an adjustment in the purchase price it paid arguing that under the stock purchase agreement, the price it paid would be reviewed if changes in the exchange rate of Argentine peso occurred prior to December 31, 2001. EDF considered that this had happened. On October 22, 2007, the Arbitral Court issued an arbitral final award in which EDF’s claim and the defendants’ counterclaim are partially accepted. Consequently, the arbitral final award imposed on YPF the payment of US$ 28.9 million plus interests and judicial expenses. The Company and EDF are both currently challenging the arbitral decision.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

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Availability of foreign currency deriving from exports: Decree No. 1,589/1989 of the Federal Executive provides that producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemental Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1,589/1989 was implicitly abolished by Decree No. 1,606/2001.

On December 31, 2002, Decree No. 2,703/2002 was enforced, ratifying such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, without providing a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/2001.

The Central Bank has indicted YPF on charges allegedly related to certain exports performed during 2002, once the executive order 1,606/2001 was no longer in force and before the executive order 2,703/2002 came into effect. Therefore, YPF will file an answer to the charges and will offer evidence in this regard. In case YPF is indicted on charges involving other exports during the said period, YPF has the right to challenge the decision as well as to request the issuance of precautionary measures.

There is a recently confirmed sentence, connected with proceeding to another hydrocarbon exporter, where the claim was the same and the company and its directors were acquitted of all charges because it was considered that the company was exempt from the liquidation and negotiation of the 70% of the foreign currency deriving from the hydrocarbon exports. Additionally, the Solicitor of the Treasure has recently issued an opinion, in a similar claim, analyzing the behavior of another oil and gas company. According to that opinion, no violations had been committed as the uncertainty associated with the scope of the liability was generated by the existence of different rules. Due to the absence of intention in the behavior, the Solicitor of the Treasure has pronounced in favor of filing the claims.

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Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the National Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the Supreme Court of Justice of Argentina. YPF has answered the demand and has required the summon of the National Government, due to its obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993.

•	Dock Sud and Quilmes environmental claims:

Dock Sud: A group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the National Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the Supreme Court of Justice of Argentina, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of them has not been notified to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993.

Quilmes: Citizens which allege that are residents living near Quilmes, province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of 46 as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in a poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected at that time, being at that moment YPF a state owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediation that is being performed by the Company in the affected area, supervised by the environmental authority of the province of Buenos Aires. YPF has requested suspension of the term to answer the lawsuit, until the document filed by the plaintiffs is obtained. YPF has also notified the Argentine Government that it will receive a citation, due to its obligation to indemnify the Company against any liability according to Law No. 24,145, prior to requesting its citation before the Court upon the Company’s response to the complaint. In addition, a group of neighbours brought out-of-court claims against the Company related to similar claims amounting to 4.

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National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Law, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) observations on gas imports from Bolivia, in particular (a) old expired contract signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Law, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Law No. 25,156. On January 15, 2007, Antitrust Board charged YPF and eight other producers with violations of Law No. 25,156. YPF has contested the complaint on the basis that no violation of the Law took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Article 36 of the Antitrust Law, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings.

The Antitrust Board has started proceedings to investigate YPF for including a clause in bulk LPG (Liquid Petroleum Gas) supply contracts that it believes prevents the buyer from reselling the product to a third party and therefore restricts competition in a manner detrimental to the general economic interest. YPF has asserted that the contracts do not contain a prohibition against resale to third parties and has offered evidence in support of its position. On April 12, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Law, a commitment consistent with Article 36 of the Antitrust Law, in which it commits, among other things, to refrain from including a clause with the destiny of the product in future bulk LPG supply contracts.

•

Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of La Plata Refinery request: i) the cease of contamination and other harms they claim are attributable to the refinery; ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages as 51 or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF’s privatization and would, therefore, be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine Government must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbours of the La Plata Refinery on June 29, 1999, mentioned in “La Plata environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, for the time being, information and documents in order to answer the claim are being collected, and it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action in which it has not yet been served, in which the plaintiff requests the clean-up of the channels adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 (approximately US$ 161 million) or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbours of the La Plata Refinery on June 29, 1999, previously mentioned in “La Plata environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages that would be alleged by the plaintiff, if proven, may be attributable to events that occurred prior to YPF’s privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

•

Other claims related to the natural gas domestic market: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Argentine Government. Besides, YPF would not have any responsibility based on the events of force majeure, fortuitous case and frustration of the contractual purpose. Despite the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingences.

•

Additionally, the Company has received other labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, not individually significant, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsels, has considered them to be possible contingencies.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company’s operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment; as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to the hydrocarbon wells abandonment legal obligations for 2,744 as of March 31, 2008, the Company has reserved 294 corresponding to environmental remediations, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company’s existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies could materially affect future results of operations.

Additionally, certain environmental contingencies related to Chemicals’ operations in the United States of America were assumed by Tierra and Maxus (“the Parties”), indirect subsidiaries through YPF Holdings Inc. YPF committed to contribute capital (“Contribution Agreement”) up to a maximum amount that could satisfy certain assumed environmental obligations and to meet its operating expenses. On October 8, 2007, YPF and the Parties have signed an agreement which established, among other things, the end of YPF’s obligation subject to the above-mentioned Contribution Agreement after the payment of certain capital contributions and subject to the fulfillment of certain conditions which were accomplished during the first quarter of 2008. (Note 3 to the consolidated financial statements).

c)	Other matters:

•

Contractual commitments: In June 1998, YPF has received an advanced payment for a crude oil future delivery commitment for approximately US$ 315 million. There are two pending deliveries whose advanced proceeds had been originally retained as guarantee. Under the terms of this agreement, the Company has agreed to sell and deliver approximately 23.9 million crude oil barrels during the term of ten years. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own produced crude oil and crude oil acquired from third parties. This payment has been classified as “Net advances from crude oil purchasers” on the balance sheet and is being reduced as crude oil is delivered to the purchaser under the term of the contract. As of March 31, 2008, approximately 580 thousand of crude oil barrels are pending of delivery.

Additionally, the Company has signed other contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive deliver or transport the product object of the contract. In particular, the Company has renegotiated certain natural gas export contracts, and has agreed certain limited compensations in case of any delivery interruption or suspension, for any reason, except for physical force majeure event.

On June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”), giving such producers a five business-day term to enter into the Agreement 2007-2011. The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customer’s consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription and that it is currently in an implementation stage.

•

Regulatory requirements: Certain regulations have been enacted requiring the supply of domestic hydrocarbon market demand which subordinates the export supply. On October 11, 2006, the Secretariat of Domestic Commerce issued Resolution No. 25/2006 which requires refiners and/or wholesale and/or retail sellers to meet domestic market diesel demand. The resolution requires, at least, to supply volumes equivalent to those of previous year corresponding month, plus the positive correlation between the rise in diesel demand and the rise of the Gross Domestic Product, accrued from the reference month. The mentioned commercialization should be performed with neither distortion nor damage to the diesel market normal operation.

In connection with certain natural gas export contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to export permits. In case the Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the partial or total suspension of one or several export permits. The Secretariat of Energy limited preventively the exportable volumes of natural gas in a 20% by the SE Note No. 1,009/2006. All of this is connected with the export authorization given by the SE Resolution No. 167/1997 (that means that 80% of the maximum exportable quantities still remain).

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005 modified by Resolution No. 266/2008 of the Ministry of Federal Planning, Public Investment and Services, created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

•

Operating leases: As of March 31, 2008, the main lease contracts correspond to the rental of oil and gas production equipment, ships, natural gas compression equipment and real estate for service stations. Charges recognized under these contracts for the three-month periods ended March 31, 2008, and 2007, amounted to 102 and 109, respectively.

As of March 31, 2008, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
Estimated future payments	260	194	181	140	87	91

•

Agreement with the Federal Government and the Province of Neuquén: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Federal Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed, among other things, to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

10.	MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

During the year ended December 31, 2007:

•

YPF acquired an additional 18% interest in Oleoducto Trasandino (Argentina) S.A., a 18% interest in Oleoducto Trasandino (Chile) S.A. and a 18% interest in A&C Pipeline Holding Company, for an amount of US$ 5.3 million.

•	YPF sold its interest in Petróleos Trasandinos S.A., for an amount of US$ 2 million.

11.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year has to be appropriated to the legal reserve until such reserve reaches 20% of the Company’s capital (subscribed capital plus adjustment to contributions). The Shareholders’ Meeting held on April 24, 2008, approved the appropriation of 352 from Reserve for Future Dividends to Unappropriated Retained Earnings and the following appropriation of Unappropriated Retained Earnings corresponding to net income for the year ended December 31, 2007: 204 to Legal Reserve, 4,004 to Reserve for Future Dividends and 2,557 to cash dividends.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from conventions for the avoidance of double taxation, which will be subject to a minor tax rate.

12.	SUBSEQUENT EVENTS

As of the date of the issuance of these financial statements, there are no significant subsequent events that require adjustments or disclosure in the financial statements of the Company as of March 31, 2008, if applicable, which were not already considered in those financial statements according to the generally accepted accounting principles in Argentina.

13.	DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements are presented on the basis of generally accepted accounting principles in Argentina, but do not conform to certain generally accepted accounting principles in the United States of America. The effects of the differences between generally accepted accounting principles in Argentina and generally accepted accounting principles in other places in which these financial statements may be used have not been quantified. Accordingly, these financial statements are not intended to present the information on the Company’s financial position, and the related results of its operations and cash flows in accordance with generally accepted accounting principles in places other than in Argentina.

47	ANTONIO GOMIS SÁEZ Director

Exhibit A

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”),

except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF MARCH 31, 2008 AND COMPARATIVE INFORMATION

FIXED ASSETS EVOLUTION

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

	2008
	Cost
Main account	Amounts at beginning of year	Increases	Net decreases, transfers and reclassifications		Amounts at end of period
Land and buildings	2,029	—	2		2,031
Mineral property, wells and related equipment	50,920	—	727		51,647
Refinery equipment and petrochemical plants	7,828	—	34		7,862
Transportation equipment	1,802	—	5		1,807
Materials and equipment in warehouse	791	161	(148)		804
Drilling and work in progress	4,611	980	(667)		4,924
Exploratory drilling in progress(4)	147	62	(85)		124
Furniture, fixtures and installations	536	—	—		536
Selling equipment	1,406	1	1		1,408
Other property	306	5	—		311

Total 2008	70,376	1,209	(131	)(1)	71,454

Total 2007	59,567	1,105	5,203	(1)(5)	65,875

	2008								2007
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, transfers and reclassifications		Depreciation rate	Increases	Accumulated at end of period	Net book value as of 03- 31-08		Net book value as of 03- 31-07		Net book value as of 12- 31-07
Land and buildings	918	—		2%	10	928	1,103		1,103		1,111
Mineral property, wells and related equipment	37,094	—		(2)	923	38,017	13,630	(3)	13,285	(3)	13,826	(3)
Refinery equipment and petrochemical plants	5,686	—		4 –5%	83	5,769	2,093		2,116		2,142
Transportation equipment	1,282	(1)		4 –5%	13	1,294	513		526		520
Materials and equipment in warehouse	—	—		—	—	—	804		631		791
Drilling and work in progress	—	—		—	—	—	4,924		3,947		4,611
Exploratory drilling in progress(4)	—	—		—	—	—	124		133		147
Furniture, fixtures and installations	442	—		10%	9	451	85		70		94
Selling equipment	1,057	—		10%	14	1,071	337		334		349
Other property	265	—		10%	3	268	43		47		41

Total 2008	46,744	(1	)(1)		1,055	47,798	23,656

Total 2007	38,625	4,094	(1)(5)		964	43,683			22,192		23,632

(1)	Includes 1 and 8 of net book value charged to fixed assets allowances for the three-month periods ended March 31, 2008 and 2007, respectively.

(2)	Depreciation has been calculated according to the unit of production method (Note 2.e).

(3)	Includes 760, 914 and 803 of mineral property as of March 31, 2008 and 2007 and December 31, 2007, respectively.

(4)	At the end of the three-month period ended March 31, 2008; there are 10 exploratory wells in progress. During that period 6 wells were drilled, 6 wells were charged to exploratory expenses and 1 well was transferred to proved properties which are included in the account mineral property, wells and related equipment.

(5)	Includes 5,291 of acquisition cost and 4,094 of accumulated depreciation corresponding to oil and gas exploration and producing areas, which were disposed by sale as of December 31, 2006.

48	ANTONIO GOMIS SÁEZ Director

Exhibit C

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES

(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

	2008															2007
								Information of the Issuer
	Description of the Securities									Last Financial Statements Issued
Name and Issuer	Class	Face Value		Amount	Book Value		Cost (2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value
Controlled companies:
YPF International S.A.	Common		Bs. 100	147,693	408		1,392	Investment	Av. José Estenssoro 100, Santa Cruz de la Sierra, República de Bolivia	03/31/08	6	6	408	99.99%		402
YPF Holdings Inc.	Common	US$	0.01	100	—	(7)	1,489	Investment and finance	717 North Harwood Street, Dallas, Texas, U.S.A.	12/31/07	1,745	(405)	(1,121)	100.00%		—	(7)
Operadora de Estaciones de Servicios S.A.	Common		$1	243,700,940	275		122	Commercial management of YPF’s gas stations	Av. Roque Sáenz Peña 777, Buenos Aires, Argentina	03/31/08	244	23	275	99.99%		315
A-Evangelista S.A.	Common		$1	8,683,498	125		31	Engineering and construction services	Av. Roque Sáenz Peña 777, P. 7º, Buenos Aires, Argentina	03/31/08	9	6	125	99.91%		119

					808		3,034									836

Jointly controlled companies:
Compañía Mega S.A.(6)	Common		$1	77,292,000	630		—	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	03/31/08	203	201	1,656	38.00%		554
Profertil S.A.	Common		$1	391,291,320	554		—	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3°, Buenos Aires, Argentina	12/31/07	783	356	1,104	50.00%		448
Refinería del Norte S.A.	Common		$1	45,803,655	276		—	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	09/30/07	92	115	529	50.00%		250

					1,460		—									1,252

Companies under significant influence:
Oleoductos del Valle S.A.	Common		$10	4,072,749	95	(1)	—	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	12/31/07	110	8	305	37.00%		95	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	46		—	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	12/31/07	14	21	139	33.15%		44
Oiltanking Ebytem S.A.	Common		$10	351,167	44	(3)	3	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	12/31/07	12	14	100	30.00%		44	(3)
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	15,579,578	20		—	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	12/31/07	156	41	195	10.00%		19
Central Dock Sud S.A.	Common		$0.01	3,719,290,957	13	(3)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	12/31/07	468	7	241	9.98	%(5)	7	(3)
Inversora Dock Sud S.A.	Common		$1	103,497,738	133	(3)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	12/31/07	241	2	223	42.86%		114	(3)
Pluspetrol Energy S.A.	Common		$1	30,006,540	302		71	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	12/31/07	67	88	669	45.00%		290
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	16,198,560	16		3	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	12/31/07	45	—	76	36.00%		16
Other companies:
Others (4)	—		—	—	26		27	—	—	—	—	—	—	—		26

					695		343									655

					2,963		3,377									2,743

(1)	Holding in shareholders’ equity, net of intercompany profits.

(2)	Cost net of cash dividends and capital distributions from long-term investments restated in accordance with Note1.

(3)	Holding in shareholders’ equity plus adjustments to conform to YPF accounting methods.

(4)	Includes YPF Inversora Energética S.A., A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Oleoducto Trasandino (Chile) S.A. and Mercobank S.A.

(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.

(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.

(7)	As of March 31, 2008 and December 31, 2007, holding in negative shareholders’ equity is disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform to YPF to accounting methods.

ANTONIO GOMIS SÁEZ

Director

Exhibit E

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2008 AND 2007

ALLOWANCES AND RESERVES

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

	2008				2007
Account	Amounts at beginning of year	Increases	Decreases	Amounts at end of period	Amounts at end of period
Deducted from current assets:
For doubtful trade receivables	433	30	7	456	456
For other doubtful accounts	109	—	2	107	113

	542	30	9	563	569

Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	49	—	—	49	50
For reduction in value of holdings in long-term investments	25	—	—	25	25
For unproductive exploratory drilling	3	—	—	3	3
For obsolescence of materials and equipment	44	1	1	44	46

	121	1	1	121	124

Total deducted from assets, 2008	663	31	10	684

Total deducted from assets, 2007	660	65	32		693

Reserves for losses - current:
For various specific contingencies (Note 9.a)	323	4	2	325	207

	323	4	2	325	207

Reserves for losses - noncurrent:
For pending lawsuits and various specific contingencies (Note 9.a)	1,548	203	60	1,691	1,284

	1,548	203	60	1,691	1,284

Total included in liabilities, 2008	1,871	207	62	2,016

Total included in liabilities, 2007	1,432	59	—		1,491

ANTONIO GOMIS SÁEZ

Director

Exhibit F

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

COST OF SALES

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

	2008	2007
Inventories at beginning of year	2,284	1,522
Purchases for the period	1,332	990
Production costs (Exhibit H)	3,377	2,788
Holding (losses) gains on inventories	(10)	124
Inventories at end of period	(2,181)	(1,711)

Cost of sales	4,802	3,713

ANTONIO GOMIS SÁEZ

Director

Exhibit G

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF MARCH 31, 2008 AND DECEMBER 31, 2007

FOREIGN CURRENCY ASSETS AND LIABILITIES

(amounts expressed in millions)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

	Foreign currency and amount
Account	2007		2008		Exchange rate in pesos as of 03-31-08		Book value as of 03-31-08
Current Assets
Investments	US$	46	US$	236	3.13	(1)	739
Trade receivables	US$	560	US$	561	3.13	(1)	1,756
		€10		—	—		—
Other receivables	US$	1,327	US$	200	3.13	(1)	626
		€4		€6	4.95	(1)	30

Total current assets							3,151

Noncurrent Assets
Other receivables	US$	6	US$	137	3.13	(1)	429

Total noncurrent assets							429

Total assets							3,580

Current Liabilities
Accounts payable	US$	646	US$	769	3.17	(2)	2,438
		€15		€15	5.01	(2)	75
Loans	US$	87	US$	513	3.17	(2)	1,626
Reserves	US$	35	US$	36	3.17	(2)	113

Total current liabilities							4,252

Noncurrent Liabilities
Accounts payable	US$	735	US$	744	3.17	(2)	2,357
Loans	US$	166	US$	87	3.17	(2)	276
Reserves	US$	282	US$	314	3.17	(2)	995

Total noncurrent liabilities							3,628

Total liabilities							7,880

(1)	Buying exchange rate.

(2)	Selling exchange rate.

ANTONIO GOMIS SÁEZ

Director

Exhibit H

English translation of the financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”), except for the inclusion of Note 13 to the primary financial statements in the English translation.

In case of discrepancy, the financial statements filed with the CNV prevails over this translation.

YPF SOCIEDAD ANONIMA

STATEMENT OF INCOME FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2008 AND 2007

EXPENSES INCURRED

(amounts expressed in millions of Argentine pesos - Note 1)

(The financial statements as of March 31, 2008 and March 31, 2007 are unaudited)

	2008						2007
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	141	38		43	12	234	223
Fees and compensation for services	40	55	(1)	10	—	105	94
Other personnel expenses	59	17		5	5	86	67
Taxes, charges and contributions	63	1		83	—	147	111
Royalties and easements	564	—		2	4	570	475
Insurance	25	1		2	—	28	26
Rental of real estate and equipment	86	1		15	—	102	81
Survey expenses	—	—		—	22	22	63
Depreciation of fixed assets	1,022	11		22	—	1,055	964
Industrial inputs, consumable materials and supplies	143	1		11	1	156	162
Operation services and other service contracts	265	2		17	4	288	239
Preservation, repair and maintenance	414	4		16	—	434	347
Contractual commitments	154	—		—	—	154	89
Unproductive exploratory drillings	—	—		—	85	85	8
Transportation, products and charges	220	—		273	—	493	406
Allowance for doubtful trade receivables	—	—		23	—	23	34
Publicity and advertising expenses	—	12		16	—	28	26
Fuel, gas, energy and miscellaneous	181	5		15	3	204	95

Total 2008	3,377	148		553	136	4,214

Total 2007	2,788	148		476	98		3,510

(1)	Includes 3 of Directors and Statutory Auditor’s fees.

ANTONIO GOMIS SÁEZ

Director

English translation of the report originally issued in Spanish, except for the omission of certain disclosures related to formal legal requirements for reporting in Argentina and the addition of the last paragraph – See Note 13 to the primary financial statements

Statutory Audit Committee’s Report

To the Shareholders of

YPF SOCIEDAD ANONIMA

Av. Pte. Roque Sáenz Peña 777

Buenos Aires, City

Dear Sirs,

In accordance with clause 5, article 294 of Law No. 19,550, the requirements of the Buenos Aires Stock Exchange and current professional requirements, we have performed the work mentioned in the following paragraph on the balance sheet of YPF SOCIEDAD ANONIMA as of March 31, 2008 and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended and the consolidated balance sheet of YPF SOCIEDAD ANONIMA and its controlled and jointly controlled companies as of March 31, 2008 and the related consolidated statements of income and cash flows for the three-month period then ended, disclosed as supplemental information in Schedule I. These financial statements are the responsibility of the Company’s Board of Directors within the scope of its exclusive functions. Our responsability is to report on these documents based on the work mentioned in the following paragraph.

Our work on the accompanying financial statements consisted in assessing the consistency of significant information contained in those statements with the corporate decisions set forth in minutes, and the conformity of those decisions with the law and the Company’s bylaws, insofar as formal and documentary aspects are concerned. In conducting our work, we have principally considered the limited review report on interim period financial statements issued by the firm Deloitte & Co. S.R.L. dated May 8, 2008, in accordance with generally accepted auditing standards in Argentina for a limited review of interim period financial statements. We have not performed any management control and, accordingly, we have not assessed the criteria and business decisions in matters of administration, financing, sales and production, because these issues are the responsibility of the Company’s Board of Directors. We consider that our work and the above mentioned external auditor’s report provide a reasonable basis for our report.

Based on our work, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles in Argentina.

In compliance with current legal requirements, and in exercise of the control of lawfulness which is our duty, we also report that during the period we have applied the procedures described in article No. 294 of Law No. 19,550 as we considered necessary in the circumstances, and we have no comments to make in this regard.

Certain accounting practices of YPF SOCIEDAD ANONIMA used in preparing the accompanying financial statements conform to generally accepted accounting principles in Argentina, but do not conform to generally accepted accounting principles in the United States of America (see Note 13 to the accompanying financial statements).

Buenos Aires City, Argentina

May 8, 2008

For Statutory Audit Committee

Juan A. Gelly y Obes
Statutory Auditor

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: May 19, 2008	By:	/s/ Ignacio C. Moran
		Name:	Ignacio C. Moran
		Title:	Chief Financial Officer